

09057936

UNITED STATES
~~ ITIES ~~ AND EXCHANGE COMMISSION
Washington, D.C. 20549



BB 3/9

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 2 6 2009

Washington, DC
103

SEC FILE NUMBER
8- ~~9416~~
8-34532

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _1/1/2008_ AND ENDING _12/31/2008_

MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: _Quest Capital Strategies, Inc_

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25231 Paseo De Alicia #110
(No. and Street)

Laguna Hills,   _CA_   _92653_
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carol Tsai (949) 830-4885

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tarvaran, Askelson & Company
(Name – if individual, state last, first, middle name)

23974 Aliso Creek Road, Laguna Niguel, CA 92677
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

TA 3/12

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _Carolyne Tsai_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Quest Capital Strategies, Inc_ , as of _December 31_ , 20 _08_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Quest Capital Defined Benefit & Retirement Account
Carolyne Tsai Trust, Carolyne Tsai custodial for Michael, Christoph
Carolyne Tsai IRA.   & Tiffany.



_____
Signature

_____CFO_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**STATE OF CALIFORNIA
COUNTY OF ORANGE**

Subscribed and sworn to (or affirmed)
before me on this _20_ day of _FEB_ , 20 _09_
by _CAROLYNE TSAI_
~~personally known to me or~~ proved to me on
the basis of satisfactory evidence to be the
person(s) who appeared before me.

Signature _____

Quest Capital Strategies, Inc.

FINANCIAL STATEMENTS

For the year ended December 31, 2008

With

INDEPENDENT AUDITORS' REPORT THEREON





TARVARAN, ASKELSON & C MPANY
CERTIFIED PUBLIC ACCOUNTANTS

TABLE OF CONTENTS



INDEPENDENT AUDITORS' REPORT

The Board of Directors
Quest Capital Strategies, Inc.

We have audited the accompanying statement of financial condition of Quest Capital Strategies, Inc. as of December 31, 2008, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Firm's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Quest Capital Strategies, Inc. at December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tarvaran Askelson & Company, LLP

Laguna Niguel, CA
February 12, 2009

23974 Aliso Creek Road, Suite 395 Laguna Niguel, CA 92677
Office: (949) 360-0545   WWW.PUBLICCOMPANYCPAS.COM   Fax: (949) 606-0329

ASSETS

Current assets:		
Cash	$	451,254
Commissions receivable		141,002
Other receivable		5,880
Prepaid expenses		5,934
Securities owned (Note 4)		8,641
Total current assets		612,711
Property and equipment, net (Notes 2 and 3)		15,979
Deposits and other assets		130,986
Total assets	$	759,676

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Accrued expenses	$	33,589
Commissions payable		81,086
Retirement plans payable		117,609
License fees payable		71,302
Total current liabilities		303,586
Commitments		-
Common stock, no par value; 116.14 shares authorized;		
100 shares issued and outstanding		10,000
Accumulated other comprehensive income		25,462
Retained earnings		420,628
Total stockholders' equity		456,090
Total liabilities and stockholders' equity	$	759,676

See independent auditors' report and accompanying notes to financial statements

Revenues:		
Commissions	$	3,576,138
Annual fees		521,981
Administrative services		231,344
Advisory fees		38,335
Interest and dividends		18,518
Other income		81,684
Net unrealized losses on securities		(15,345)
Net realized losses on securities		(124)
Total revenues		4,452,531
Operating expenses:		
Commission expense		2,189,549
Employee compensation		1,069,093
Other expenses		84,689
Rent		85,497
Office expense		81,968
License and fees expense		67,247
Legal and professional		42,827
Trading overhead		42,464
Advertising and promotion		25,464
Depreciation		6,057
Total operating expenses		3,694,855
Income before provision for income taxes		757,676
Provision for income taxes (Note 2)		13,885
Net income	$	743,791

See independent auditors' report and accompanying notes to financial statements

| | **Common stock** | | | | |
	Shares outstanding	Amount	Retained Earnings	Accumulated Other Comprehensive Income	Total
2007	100	$ 10,000	$ 316,837	$ -	$ 326,837
ns	-	-	(640,000)	-	(640,000)
	-	-	743,791	-	743,791
come, net of tax					
pension liability	-	-	-	25,462	25,462
2008	100	$ 10,000	$ 420,628	$ 25,462	$ 456,090

See independent auditors' report and accompanying notes to financial statements

Cash flows from operating activities

Net income	$	743,791
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation		6,057
Realized losses on marketable securities, net		(124)
Unrealized lossess on marketable securities, net		(5,056)
Decrease (increase) in assets		
Commissions receivable		34,076
Other receivable		3,801
Prepaid expenses		(1,617)
Deposits		2,189
(Decrease) increase in liabilities		
Accrued expenses		(125,020)
Commissions payable		(24,976)
Retirement plan payable		117,609
License fees payable		(1,950)
Net cash flows provided by operating activities		748,780

Cash flows from investing activities

Proceeds from sale of marketable securities		34,963
Purchase of marketable securities		(35,111)
Purchase of property and equipment		(8,529)
Net cash flows used by investing activities		(8,677)

Cash flows from financing activities

Stockholders' distributions		(640,000)
Net cash flows used by financing activities		(640,000)

Net increase (decrease) in cash		100,103
Cash at beginning of year		351,151
Cash at end of year	$	451,254

Supplemental disclosure of cah flow information:

Cash paid for income taxes	$	13,685

See independent auditors' report and accompanying notes to financial statements

1. **ORGANIZATION**

Quest Capital Strategies, Inc. (the Firm), is primarily engaged in the business of securities brokerage.

The Firm operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Firm clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers, maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Cash and Cash Equivalents

The Firm considers cash equivalents to be all highly liquid debt instruments purchased with an original maturity date of three (3) months or less.

Securities Transactions

Proprietary securities transactions, commission revenue and related expenses are recorded on a settlement date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates made in preparing the financial statements include the realizability of long-lived assets.

Concentration of Credit Risk

The Company maintains cash in bank deposit accounts, which at times may exceed federally insured limits

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Fair Value of Financial Instruments

The Firm measures its financial assets and liabilities in accordance with accounting principles generally accepted in the United States of America. The estimated fair values approximate their carrying values because of the short-term maturity of these instruments or the stated interest rates are indicative of market interest rates.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight line method over the estimated useful lives of the assets, currently five to seven years. Repairs and maintenance costs are expensed as incurred and expenditures for additions and major improvements are capitalized.

Income Taxes:

The Firm is an S Corporation for income tax purposes and, accordingly, income or loss of the Firm flows through to the individual stockholder. The Firm is subject to California state income tax, which is the greater of $800 or 1.5% of taxable income and, accordingly, a provision for such taxes has been included in the accompanying financial statements. California income tax of $10,643 was recorded for the year ended December 31, 2008. Deferred tax expense was immaterial for the year ended December 31, 2008.

The Firm has not yet adopted the provision of Financial Interpretation No. 48.

3.   **PROPERTY AND EQUIPMENT**

Property and equipment at December 31, 2008 consisted of the following:

Property and equipment	$	64,690
Less: accumulated depreciation		(48,711)
Property and equipment, net	$	15,979

4. SECURITIES OWNED

The Firm's securities investments are classified as trading securities. The firm only purchases securities for the purpose of assisting customers in selling their thinly traded or worthless securities. Trading securities are recorded at fair value on the balance sheet in current assets, with the change in fair value during the period included in earnings. Securities owned at December 31, 2008 consisted solely of marketable equity securities.

	Gross Unrealized Gain	Gross Unrealized Loss
Trading securities:		
Marketable equity securities	$ 8,464	$ (13,520)

	Gross Realized Gain	Gross Realized Loss
Trading securities:		
Marketable equity securities	$ 76	$ (200)

Realized gains and losses are determined on the basis of actual results on investments. During 2008, sales proceeds and gross realized loss on marketable securities were:

Sales proceeds from marketable securities	$ 34,963

5. NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to I (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the firm had net capital of $372,129 that was $351,890 in excess of its required net capital of $22,239. The Firm's percentage of aggregate indebtedness to net capital at December 31, 2008 was 0.82 to 1.

6. COMMITMENTS

Operating Leases

On May 1, 2004, the Firm entered into a new operating lease which expires May 31, 2009. The operating lease calls for monthly payments of rent, common area maintenance, insurance and property taxes. Future minimum payments by year due under the operating lease agreement are as follows:

For the year ended December 31, 2008	Amount
2009	$ 38,668
2010	-
2011	-
2012	-
After 2013	-
	$ 38,668

7. RISKS

As discussed in Note 1, the Firm's customers' Securities transaction are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing/broker dealer carries all of the accounts of the customers of the Firm and is responsible for execution collection and payment of funds and, receipt and delivery of securities relative to customer transactions. Customers send stock certificated directly to the clearing broker/dealer. Off-balance-sheet risks exist with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge losses it incurs to the Firm. The Firm seeks to minimize this through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Firm maintains its cash in bank deposit accounts which at times may exceed federally insured limits. Management periodically evaluates the credit worthiness of its primary depositories. The Firm has not experienced any losses in such accounts. The Firm believes it is not exposed to any significant credit risk on cash and cash equivalents.

8. RETIREMENT PLANS

The Firm has a defined benefit plan and a defined contribution plan covering the employer. Total costs associated with the company's defined contribution benefit plan were $53,732 in 2008. Benefits for the defined benefit pension plan covering the employer are provided based on the greater of the percent of average monthly compensation or dollar amount per month times years of credited service. The company's funding policy is to make annual contributions of not less than the minimum required by applicable regulations.

In 2008, the Firm adopted the recognition and disclosure provisions of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R)". SFAS No. 158 required the company to recognize the funded status of its pension and other post-retirement benefit plans in the consolidated statement of financial position. Subsequent changes in funded status that are not recognized as a component of net periodic benefit cost are recorded as a component of accumulated other comprehensive loss. The annual measurement date used to determine pension and other post-retirement benefit amounts is December 31, 2008

The following amounts relate to the Firm's defined benefit pension plan for the year ended December 31, 2008:

Participant contributions	$ -
Accrued firm contributions	$ 63,877
Benefits paid	$ -
Minimum funding requirement for 2009	$ 66,200

At December 31, 2008, the funded status of the plan was as follows:

Fair value of plan assets at end of year	$ 217,442
Pension benefit obligation at year end	191,980
Excess of plan assets over benefit obligations	$ 25,462
Accumulated Benefit Obligation	$ 325,504

8. RETIREMENT PLANS (Continued)

Weighted-average assumptions used to determine net periodic benefit costs are as follows:

Discount rate on benefit obligation	6.0%
Rate of expected return on plan assets	5.0%
Rate of employee compensation increase	0.0%

Weighted-average assumptions used to determine benefit obligations are as follows:

Discount rate on benefit obligation	6.0%
Rate of employee compensation increase	0.0%

The expected long-term rate of return on plan assets is developed in consultation with outside advisors. A range is determined based on the composition of the asset portfolio, historical long-term rates of return, and estimates of future performance.

The percentage asset allocations for the company's pension plan assets as of the plan measurement date are as follows:

Asset Category	
Cash and money market securities	85.0%
Equity securities	15.0%

Benefits expected to be paid over the next ten fiscal years are as follows:

2009	$	-
2010		-
2011		-
2012		-
2013		-
5 years after 2013		681,221
	$	681,221

SUPPLEMENTAL INFORMATION

Quest Capital Strategies, Inc.
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the year ended December 31, 2008

Net Capital:

Total stockholder's equity from statement of financial condition		$	456,090

Deductions:

Non-allowable assets:

Commissions receivable	$	11,845	
Other receivable		8,026	
Prepaid expenses		3,787	
Property and equipment, net		15,979	
Deposits and other assets		30,986	70,623
Tentative net capital			385,467

Haircuts

Money market account	$		
Marketable securities		13,338	
			13,338
Net capital		$	372,129

Aggregate indebtedness:

Items included in statement of financial condition:

Accrued expenses		$	33,589
Commissions payable			81,086
Retirement plans payable			117,609
License fees payable			71,302
Total aggregate indebtedness		$	303,585

Quest Capital Strategies, Inc.
Schedule I (Contined)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the year ended December 31, 2008

Minimum net capital required	$	20,239
Excess net capital	$	351,890
Ratio of aggregate indebtness to net capital		0.82 to 1
Reconciliation with Company's computation:		
Net capital as reported in Company's Part II-A (unaudited)		
FOCUS report	$	372,129
Net capital per above	$	372,129

Quest Capital Strategies, Inc.
Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
as of December 31, 2008

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

Quest Capital Strategies, Inc.
Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
as of December 31, 2008

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

Quest Capital Strategies, Inc.
Schedule IV
Schedule of Segregation Requirements and Funds in Segregation
For Customers' Regulated Commodities Futures and Options Accounts
as of December 31, 2008

Not Applicable



TARVARAN, ASKELSON & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Quest Capital Strategies, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Quest Capital Strategies, Inc. (the Firm) for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Firm including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Firm in any of the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.





TARVARAN, ASKELSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tarvaran Askelson & Company, LLP

Tarvaran Askelson & Company

Laguna Niguel, California
February 12, 2009

